Alexco Resource Corp.

December 11, 2007

Alberta Securities Commission	British Columbia Securities Commission
Ontario Securities Commission	Toronto Stock Exchange

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual and special meeting Alexco Resource Corp. (the "Issuer") held on December 11, 2007. The report on the voting results are as follows:

1.	Number of Directors

By a vote of show of hands, the number of directors of the Issuer was determined at six.

2.	Election of Directors

By a vote of show of hands, the following persons were elected as directors of the Issuer:

Clynton R. Nauman
Michael D. Winn
Rick Van Nieuwenhuyse
David H. Searle
R. Ed Flood
George Brack

3.	Appointment of Auditors

By a vote of show of hands, PricewaterhouseCoopers LLP was appointed as auditor of the Issuer for the ensuing year.

4.	Auditors' Remuneration

By a vote of show of hands, the directors of the Issuer were authorized to fix the remuneration to be paid to the auditor.

5.	Continuation from the Yukon Territory into British Columbia

By vote of show of hands, the special resolution authorizing the Company's continuation from the Yukon Territory into British Columbia was approved.

Alexco Resource Corp.

Per:	"Signed"
Clynton Nauman, President and Chief Executive Officer